SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Bell Canada Announces Executive Appointments

Montreal – September 2, 2005 – Michael Sabia, Chief Executive Officer of BCE Inc. and Bell Canada, today announced appointments at Bell’s executive level to strengthen the company’s leadership position in the marketplace.

Kevin Crull is appointed President, Residential Services. He will be responsible for wireline, high-speed Internet and video services. With nearly 20 years of senior executive experience in telecommunications and consumer sales and marketing, Mr. Crull will provide strong leadership for Bell's consumer products portfolio. "These products are front and centre in our plans to increase the number of Bell's multi-product households," said Mr. Sabia. "Kevin will focus on executing those plans while delivering world-class customer service and cost efficiencies." Mr. Crull will report to Mr. Sabia.

Robert Odendaal is appointed President Bell Mobility and Bell Distribution Inc. (BDI), the company’s retail and distribution operation. Since joining the company, Mr. Odendaal has rejuvenated Bell’s video services and begun to initiate change in its wireless operation. His new position will allow him to focus all his energies on wireless. “Mobility services represent an important engine of growth for the company,” said Mr. Sabia. “Robert will focus intensively on seizing new opportunities for our wireless operation in both the consumer and business markets.” Mr. Odendaal will report to Mr. Sabia and will work closely with Mr. Crull on product development for wireline and wireless integration, customer service delivery and distribution through BDI.

Alek Krstajic has been appointed to the Office of the CEO to assume a new senior executive assignment that will be announced over the coming period.

Pierre Blouin, Group President, Consumer Markets, has announced his decision to leave Bell Canada to pursue other career opportunities. “Pierre has served in numerous executive positions during his career with the company,” said Mr. Sabia. “I want to thank him for his contributions and wish him well in his future endeavours.”

With these appointments Bell has a focused executive team in place with the skills required to execute on its strategies at a time of transition in the industry and intense competition in the marketplace.

Editor's Note: For biographies, click here for Mr Odendaal and click here for Mr. Crull.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For Further Information:

Pierre Leclerc Media Relations 514-870-2750 or 1-877-391-2007	Thane Fotopoulos Investor Relations 514-870-4619

ROBERT ODENDAAL
President, Bell Mobility and BDI

Robert Odendaal is President, Bell Mobility and BDI, responsible for managing Bell Canada’s wireless business to consumer, enterprise and SMB customers, and for sales and distribution activities managed by BDI on behalf of Bell Canada.

Mr. Odendaal joined Bell Canada in February 2004 and held both the position of President, Bell Video Group (responsible for the aggregation, packaging, pricing and retailing of television and interactive services across Canada, primarily by Bell ExpressVu, the country’s largest and fastest growing digital satellite TV provider); and since February 2005, the position of CEO Bell Mobility and Video Services (responsible for managing the Bell Mobility business in addition to Bell Canada’s aforementioned video distribution business interests.)

Previously, Mr. Odendaal held various directorships at British Sky Broadcasting (BSkyB) over a period of eight years, including director of digital business development, where he played a key role in helping to turn the organization into one of the world’s largest and most respected digital satellite broadcasters. Prior to BSkyB, Mr. Odendaal spent several years at the British Broadcasting Corporation.

Robert earned an MBA from Heriot Watt University in Edinburgh, Scotland and is a Fellow Chartered Management Account (U.K.) with expertise in the areas of wireless communications, pay television, e-commerce, interactive services, business development, regulatory affairs and digital encryption and security.

KEVIN W. CRULL
President, Bell Residential Services

Kevin Crull was appointed President, Bell Residential Services in September 2005. He is responsible for Wireline voice, all Internet access and portal services as well as the Bell Video Group.

Mr. Crull joined Bell Canada in early 2005 as President of Consumer Solutions. In this capacity, Mr. Crull was responsible for sales, marketing, customer care, and product development for the company’s wireline, wireless, Internet and digital television services.

Mr. Crull has over 18 years experience in sales, marketing and operations with three Fortune 100 companies.

Mr. Crull was Senior Vice-President of AT&T Consumer and Small Business from 2001-2004, and also served as Senior Vice-President and General Manager of the company’s wireless business during 2004.

Prior to his tenure at AT&T, he spent five years with US West as Senior Vice President of the Consumer Services Group and nine years with Nestle where he advanced from an entry level position to Division Vice President of Beverage Sales.

Mr. Crull holds a Master of Business Administration from the University of San Francisco as well as a Bachelor’s degree in Marketing from Ohio State University, Mr. Crull also completed leadership development programs at the Dale Carnegie and Aspen Institutes.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: September 2, 2005